EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-82081 on Form S-8 of Flowserve Corporation of our report dated June 14, 2018, with respect to the statements of net assets available for benefits of the Flowserve Corporation Retirement Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedules of Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017, and Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Flowserve Corporation Retirement Savings Plan for the year ended December 31, 2017.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 14, 2018